Exhibit (i)(11)

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

IN RE: NRG ENERGY, INC.	CONSOLIDATED

SHAREHOLDERS LITIGATION	CA. No. 19411 NC

CONSOLIDATED AMENDED COMPLAINT

         For their Amended Complaint, plaintiffs allege upon personal knowledge with respect to themselves, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

         1.     This is a stockholders’ class action on behalf of the public stockholders of NRG Energy, Inc. (“NRG” or the “Company”) for injunctive and other appropriate relief in connection with the proposed acquisition of the publicly owned shares of NRG’s common stock by its controlling shareholder, defendant Xcel Energy Inc. (“Xcel”).

         2.     On February 15, 2002, Xcel announced that it was launching a tender offer (the “Tender Offer”) to acquire the outstanding shares of NRG that it did not then already own for 0.4846 shares of Xcel common stock for each outstanding share of NRG common stock (the “Exchange Ratio”). Xcel, which already controls about 74.3% of the outstanding shares of NRG Class A and common stock on a combined basis and 96.7% of the voting power, plans to effectuate a short-form merger (the “Merger”) in the event it obtains over 90% ownership as a result of the Tender Offer (together, the Tender Offer and the Merger are referred to as the “Proposed Transaction”). Thus 61% of the publicly held shares of NRG need to be tendered under the terms of the Proposed Transaction to effectuate the Merger. Significantly, Xcel has precipitously launched the Tender Offer without awaiting a recommendation from or engaging in any negotiations with any special committee of the Board of Directors of NRG (even assuming that a properly constituted special committee could have been formed). Moreover, there can be no effective market check concerning NRG’s value since Xcel has publicly stated that it has no intention to sell its shares of NRG Class A common stock.

         3.     The consideration that Xcel has offered to members of the Class (as defined below) in the Tender Offer is unfair and inadequate because, among other things, the intrinsic value of NRG’s publicly owned stock is materially in excess of the amount offered, giving due consideration to the Company’s growth and anticipated operating results, net asset value and future profitability.

         4.     Importantly, the documents disseminated to NRG’s public shareholders in connection with the transaction, including the Form S-4 Registration Statement (the “Registration Statement”), are materially false and misleading and fail to provide NRG’s minority shareholders with essential and meaningful information they need to assess the fairness and reasonableness of the proposed transaction. In a transaction such as the one at issue here, the majority shareholder bears the burden of making complete disclosure of all material facts relevant to the minority shareholders’ decision whether to accept the consideration offered. Among other things, Xcel has violated its disclosure obligations by:

—falsely stating that the Proposed Transaction is “in the best interests of the stockholders of both NRG and Xcel Energy;”

—failing to disclose that the premium implied by the Exchange Ratio is materially inadequate in comparison to comparable transactions;

—misrepresenting the value of the Exchange Ratio by touting its worth to NRG’s minority shareholders while failing to disclose that a contribution analysis reveals that NRG historically contributes nearly 40% of Xcel’s profits, while the Exchange Ratio values NRG at less than 22% of the combined entity;

—misrepresenting the value of NRG and the Exchange Ratio by failing to disclose that a contribution analysis based on market capitalization values the contributions of both companies to a combined company at 74% (Xcel) and 26% (NRG), whereas the Exchange Ratio values the companies at 78.2% (Xcel) and 21.8% (NRG);

—failing to disclose that an exchange ratio properly reflecting NRG’s contribution to a combined company would require a significant increase in the Exchange Ratio;

—failing to disclose the significant difference between the investment in NRG’s unregulated independent power producing business as compared to Xcel’s highly regulated public utility industry;

—failing to disclose all material information regarding the value, results, operations and prospects of NRG and Xcel;

—failing to disclose Xcel’s justification or grounds for the Exchange Ratio or the valuation methodologies used in determining the Exchange Ratio;

—failing to disclose Xcel’s assessment of whether the Proposed Transaction is fair and a reasonably detailed discussion regarding the bases for such assessment;

—falsely creating the image that NRG is in imminent danger of having its credit rating downgraded;

—failing to disclose that additional financing is available to NRG through asset based lending which is the customary means of financing projects in the independent power producing sector of the market;

—falsely stating that the reason for the timing of the Exchange Offer is a concern for the viability of NRG while failing to disclose that the real reason for the timing of the Exchange Offer is to take advantage of NRG’s stock price that has recently been significantly impaired due to recent trends in the industry and the bankruptcy of Enron, along with the revelations of accounting irregularities at other companies in the energy production industry which has disproportionately depressed the market price of all companies in the independent power producing sector of the market;

—failing to disclose information regarding the analyses and conclusions of Lehman Brothers, Xcel’s financial advisor.

         5.     In sum, Xcel is attempting to acquire the public shareholders’ stake in NRG without affording them fair consideration for their shares and full and candid disclosures. Injunctive relief in this action is essential to protect the interests of NRG’s minority shareholders.

THE PARTIES

         6.     Plaintiffs have been the owners of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

         7.     NRG is a corporation duly organized and existing under the laws of the State of Delaware. NRG is a leading global energy company, primarily engaged in the acquisition, development, ownership, and operation of power generation facilities and the sale of energy, capacity and related products. NRG has interests in power generation facilities, district heating and cooling systems and steam transmission operations.

         8.     Defendant Xcel is a corporation duly organized and existing under the laws of Minnesota. Xcel owns 100% of the outstanding Class A common stock of NRG, which represents approximately 96.7% of the combined voting power of the Company. Each share of Class A common stock is entitled to ten votes and is convertible into one share of NRG common stock. If converted, Xcel would own 74% of all NRG common stock. On February 28, 2002, NRG issued a $300 million subordinated convertible note to Xcel, which allows Xcel to demand conversion of the note into NRG common stock. Xcel has threatened that if the Tender Offer is not accepted, it will demand conversion of the note which will further dilute the shareholdings and voting power of the Class, if the Class does not acquiesce in the terms of the Proposed Transaction.

         9.     Defendant Wayne H. Brunetti is a director of the Company. He is also Chief

Executive Officer, President and Chairman of the Board of Xcel.

         10.     Defendant David H. Peterson is Chairman of the Board, President and Chief Executive Officer of the Company.

         11.     Defendant Edward Jim McIntyre is a director of the Company. He is also Vice President and CFO of Xcel.

         12.     Defendant Gary R. Johnson is a director of the Company. He is also Vice President of General Counsel of Xcel.

         13.     Defendant Richard C. Kelly is a director of the Company. He is also President of Enterprises of Xcel.

         14.     Defendants Luella Gross Goldberg, Pierson M. Grieve, William A. Hodder and James J. Howard, III are directors of the Company.

         15.     The Individual Defendants are in a fiduciary relationship with plaintiffs and the other public stockholders of NRG and owe them the highest obligations of good faith and fair dealing.

         16.     Defendant Xcel, through its approximately 74% ownership of NRG, its exercise of 96.7% voting control and representation on NRG’s board controls NRG. As a consequence, defendant Xcel is in a fiduciary relationship with plaintiffs and the other public stockholders of NRG and owes them the highest obligations of good faith and fair dealing.

CLASS ACTION ALLEGATIONS

         17.     Plaintiffs bring this action on their own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all NRG stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein.

         18.     This action is properly maintainable as a class action.

         19.     The class is so numerous that joinder of all Class members is impracticable. Thousands of Class members beneficially own NRG stock.

         20.     There are questions of law and fact which are common to the Class including, inter alia, the following:

                  (a) whether Xcel and the Individual Defendants have breached their fiduciary duties owed by them to plaintiffs and the members of the Class; and

                  (b) whether plaintiffs and the other members of the Class will be damaged irreparably by the wrongs complained of herein.

         21.     Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs will fairly and adequately represent the Class.

         22.     The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

         23.     Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

A. Background

         24.     In August 2000, Northern States Power Co. (“Northern States”) and New Century Energies, Inc. merged to form Xcel. Xcel is a public utility holding company. Xcel also owns or has an interest in a number of non-regulated businesses, the largest of which is NRG.

         25.     NRG was formed in 1989 as an independent power producer (“IPP”). Prior to June 2000, NRG was a wholly owned subsidiary of Northern States, the predecessor in interest to Xcel. In June 2000, Northern States conducted an initial public offering of 32,395,500 shares of NRG common stock at a price of $15.00 per share. Northern States retained all of the Class A shares of NRG common stock, which were transferred to Xcel upon consummation of the merger.

         26.     Following NRG’s initial public offering, the Company reported significant growth, stating in its Annual Report on SEC form 10-K for the year ended December 31, 2000 that:

NRG Energy had total revenues and equity earnings of $2,157.9 million, compared to $500.0 million for the year ended December 31, 1999, an increase of $1,657.9 million or 331.6%. NRG Energy’s operating revenues from majority-owned operations were $2,018.6 million compared to $432.5 million, an increase of $1,586.1 million or 366.7%.

         27.     Further, Defendant Peterson, in the Annual Report to Shareholders for calendar year 2000 stated:

         We’re confident we can sustain our growth momentum well into the future. Significant opportunities for expansion exist in several of the key markets in which we operate. Worldwide, we will continue to deploy a diverse fleet of power generation facilities. In the United States, the acquisition and construction of new plants will continue.

* * * * *

We are confident we will achieve our 25 percent per year growth target in earnings and megawatts through at least the next five years. We appreciate the efforts of our employees around the globe. And we thank our shareholders for their support during this exceptional year.

         28.     In large part due to this success and its demonstrated ability to expand in the independent power production industry, in March 2001 NRG was able to complete a secondary public offering of 18,400,000 shares of its common stock at $27.00 per share. The market continued to respond favorably to the success of the Company as its common stock reached an all time high of $36.85 per share on April 2, 2001. NRG was so profitable that while NRG has only 30% of the market capitalization of Xcel, and is only 23% and 25% the size of Xcel’s on EBITDA and EBIT bases, respectively, it provided 42% of Xcel’s net income as of September 30, 2001.

B. Xcel Decides To Purchase NRG’s Public Shares

         29.     On December 13, 2001, Xcel announced that its board had authorized an equity investment of $300 million in NRG, subject to approval by the finance committee of its board related to the timing and pricing of that investment. In January 2002, Xcel engaged Lehman Brothers Inc. as its financial advisor to evaluate the issues facing NRG then and in the near future as well as various strategic options with respect to NRG.

         30.     On February 13, 2002, the executive officers of Xcel who served on the NRG board informed the other members of the NRG board of the intention of Xcel management to present to the Xcel board the next day a recommendation to acquire the outstanding public shares of NRG. On February 14, 2002, Xcel’s board, with two members absent, met to consider management’s recommendation. After presentations by senior management, the Tender Offer and the Merger were unanimously approved by the Xcel directors present at the meeting. On the morning of February 15, 2002, Xcel delivered a letter to the NRG board outlining the offer and issued a press release disclosing the offer and its material terms to the public. The essential terms of the Proposed Transaction provided that Xcel intended to acquire all of the outstanding shares of NRG, it did not already own, for .4846 shares of Xcel common for each NRG share owned by the public shareholders. At the trading price of Xcel common stock as of the day of the announcement, this amounted to an offer of $11.50 per share for the publicly traded shares of NRG.

         31.     On February 15, 2002, the NRG board met. At that meeting, the executive officers of Xcel who also served as directors of NRG answered questions with respect to Xcel’s offer and discussed the formation of a special committee of the board. On March 4, 2002, at an NRG board meeting, NRG management presented NRG’s financial results for 2001 and its outlook for 2002, including their key assumptions. At that meeting, the NRG board appointed a special committee consisting of purportedly “independent” directors to evaluate the Offer.

         32.     On February 28, 2002, Xcel completed a secondary offering of 23 million shares of Xcel common stock at a price of $22.50 per share with aggregate net proceeds of approximately $500 million. Lehman Brothers, Xcel’s financial advisor in the Proposed Transaction, also served as an underwriter in Xcel’s secondary offering.

         33.     On March 13, 2002, Xcel filed its Registration Statement on Form S-4 with the SEC and issued a press release which stated in relevant part:

“We’re confident our exchange offer is fair and is in the best interests of the stockholders of both NRG and Xcel Energy,” said Wayne Brunetti, chairman, president and chief executive officer of Xcel Energy. “As I have said before, our original intent in forming NRG was to create value for shareholders. In this environment, which is difficult for NRG and other independent power producers, we believe our plan is the best alternative to deliver shareholder value. Our action today is a step in that direction.”

*****

Jim McIntyre, Xcel Energy vice president and chief financial officer, said, “Even under our scaled-back business plan for NRG, NRG will need a $600 million equity infusion. Xcel Energy has the financial wherewithal to provide this support in a cost-effective manner.” McIntyre added that the transaction allows public stockholders of NRG to continue to participate in its growth. (Emphasis added)

         34.     The Registration Statement and the press release were false and misleading, because as further alleged herein, the Registration Statement failed to disclose fully and fairly all material information regarding the prospects and value of both NRG and Xcel so that the NRG minority shareholders can make an informed decision whether or not to tender their shares to Xcel. Moreover, the Tender Offer and Merger were not designed to afford the minority NRG shareholders the opportunity to continue to participate in the growth of NRG, but were designed by Xcel to usurp the intrinsic value of the Company and to deprive the public shareholders of the benefits of the growth produced by NRG’s expansion of its production capacity.

         35.     While defendant Xcel through its chairman, president and chief executive officer, Wayne Brunetti, made the affirmative statement on March 13, 2002 that the Tender Offer is “fair”, Xcel provided no material information in the Registration Statement to assist NRG shareholders in assessing why Xcel believes the Tender Offer is fair to them. There is no fairness opinion or any meaningful analysis to support Xcel’s statement that the Tender Offer is fair. Moreover, the Registration Statement does not even disclose Xcel’s own rationale for the Exchange Ratio or the valuation methodologies used by Xcel in determining the Exchange Ratio. Having made the statement that the Exchange Offer is fair Xcel is obliged to provide information as to why it is fair.

C. The Proposed Transaction Undervalues NRG

         36.     The consideration proferred to Class members in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of NRG’s common stock is materially in excess of the value of the consideration offered for those securities in the proposed acquisition given the stock’s current trading price and the Company’s prospects for future growth and earnings.

         37.     Xcel unfairly timed the Proposed Transaction to take advantage of the decline in the market price of NRG’s stock resulting from industry trends and the highly publicized demise of Enron. The proposed Transaction was purposefully timed to occur before the independent power producing industry could recover from the impact of the Enron debacle and to occur before NRG could report the results of its recent expansion program. Xcel knows that since NRG operates in the unregulated segment of the power industry, in contrast to Xcel which is in the regulated segment, its stock price would respond quickly to changes and trends within the industry. As a result, as the unregulated power producing segment of the industry starts its recovery, the market price of NRG’s common stock will recover its value much more quickly than companies such as Xcel which operate in the highly regulated public utility industry. At the same time, Xcel knows that NRG has engaged in aggressive expansion through highly leveraged transactions under a business plan adopted and approved by Xcel as the controlling shareholder with extensive representation on NRG’s Board of Directors. Xcel purposely timed the Tender Offer to occur before NRG could report the positive results of this expansion program and the revenues from its new power generating assets and to capture the benefits from the expansion program before NRG’s debt levels could achieve equilibrium with the market. In sum, the Tender Offer has the effect of capping the market for NRG’s stock to facilitate Xcel’s plan to obtain the public interest in NRG as cheaply as possible.

         38.     The Tender Offer, which values the shares of NRG at $11.50 per share, represents a paltry 15% premium based on the closing price of NRG and Xcel common stock on February 14, 2002, the day before the announcement of the Tender Offer.

         39.     Significantly, the Registration Statement omits well-established yardsticks by which to measure the import of this meager premium. For example, missing from the Registration Statement is any minority acquisition analysis. Such standardized investment banking methodology, which is customarily utilized in transactions such as the one here, would show that the minimum reasonable premium for NRG’s public shares would be in the 20-30% range. Under such an analysis, it is clear that the Exchange Ratio and the premium it represents fall substantially short of the fair value of the Company’s shares. The failure to disclose that the premium is low as compared to other comparable freeze-out transactions is highly material. Xcel has failed to disclose whether a minority acquisition analysis was performed and, if one was performed, what the results were. Alternatively, if such an analysis was not performed, Xcel has failed to advise the Class as to the lack of such an analysis and the reason why it was not undertaken. The omission of this material information disables NRG’s public shareholders from making an informed judgment on value.

         40.     Furthermore, based on premiums paid in comparable transactions, the Exchange Ratio is inadequate. For example an analysis of all merger transactions involving public companies in 2000 indicates an average premium paid over the five days preceding the announcement of the transaction of 41%; an analysis of all merger transactions involving public companies in 2001 indicates an average premium paid over the five days preceding the announcement of the transaction of 46.9%; an analysis of all merger transactions involving stock-for-stock mergers of public companies over the past two years indicates an average premium paid over the five days preceding the announcement of the transaction of 37.0%; an analysis of all merger transactions involving public companies over the past two years in which the seller’s stock price is $10-$25 indicates an average premium paid over the five days preceding the announcement of the transaction of 38.8%; an analysis of all merger transactions involving public companies in the last two years in which the transaction value is greater than $500 million indicates an average premium paid over the five days preceding the announcement of the transaction of 38.2%. Under each of these analyses, the premium offered by the Exchange Ratio is inadequate.

         41.     Also demonstrative of the inadequate premium reflected in the Proposed Transaction is the recent transaction between Orion Power Holdings (“Orion”) and Reliant Resources (“Reliant”). Orion is an acquisitive unregulated power producer with relatively similar size characteristics to NRG. In that deal, Reliant paid a premium of approximately 30% for the acquisition of Orion; double the premium offered to NRG shareholders. None of this information appears in the Registration Statement, thereby disabling Class members from drawing any relevant comparisons to other deals. By discussing the asserted premium in the Proposed Transaction, Xcel assumed the duty to make full disclosure of relevant data putting the premium in perspective.

Failure to do so makes the Registration Statement materially false and misleading.

         42.     The Registration Statement further fails to set forth a contribution analysis. Even though NRG is only 22% of the size of Xcel on a revenue basis and 23% and 25% the size of Xcel on EBITDA and EBIT bases, respectively, NRG is 42% the size of Xcel on a net income basis. As a result, NRG has contributed significantly to the net income of Xcel, providing nearly one-half of the profits of Xcel. As of February 20, 2002, the total market capitalization of a combined Xcel and NRG company amounts to $8.7 billion (100%), comprised of contributions of $2.3 billion of 26% from NRG and $6.4 billion or 74% from Xcel. However, despite this market capitalization ratio between the two companies of 74% (Xcel) to 26% (NRG), the Exchange Ratio under the Proposed Transaction reflects a valuation ratio of 78.2% (Xcel) to 21.8% (NRG). In order to properly reflect NRG’s contribution to a combined entity the Exchange Ratio should be increased significantly.

         43.     Furthermore, the paltry 15% premium over market does not reflect the inherent value of the recent additions to NRG’s power production assets. Under the control and with the approval of Xcel, through its representatives on the Board and its absolute voting power, NRG has engaged in an aggressive expansion plan, dramatically increasing its power production capacity through debt financed acquisitions. This increased production capacity is not accounted for in the Exchange Ratio.

         44.     The Proposed Transaction is a blatant attempt by Xcel to usurp unfairly from the NRG minority stockholders their proportionate interest in NRG’s current value and in the future growth in NRG’s business and future gains in NRG stock. The Proposed Transaction, for inadequate consideration, will deny plaintiffs and the other members of the class of their right to share fairly in NRG’s real current value and in the future success of NRG.

         45.     Plaintiffs and all other minority stockholders of NRG will be damaged in that they will not receive in the Proposed Transaction their fair portion of the value of NRG. The Exchange Ratio is unfair and inadequate from both a financial and process perspective. From a financial perspective, the fair value of NRG common stock, as determined by any objective valuation measure is materially in excess of the value of the consideration being offered by Xcel. The “premium” is totally inadequate by reference to any standardized benchmark used for comparison. The Proposed Transaction does not offer consideration approaching NRG’s going concern value. From a process perspective, Xcel has decided to proceed with the Exchange Offer, unilaterally dispensing with the usual procedure of first obtaining approval by a special committee of NRG’s directors. Xcel determined the Exchange Ratio on its own without negotiating with anyone purporting to represent the interests of the NRG minority shareholders. This defective process has directly contributed to the unfair and inadequate Exchange Ratio. Xcel has further publicly stated that it has no intention of selling its shares of NRG Class A common stock to any third parties, effectively preventing any auction or other means for the market to openly and fairly value the Company.

D.     Defendants Fail To Disclose All Material Information Needed By The NRG Minority Stockholders To Make Informed
         Decisions Regarding The Tender Offer And The Merger

         46.     Xcel has a duty to disclose fully and fairly all material information regarding the prospects and value of both NRG and Xcel so that the NRG minority shareholders can make an informed decision whether or not to tender their shares into the Tender Offer.

         47.     The Registration Statement provides wholly inadequate information regarding the value, results, operations and prospects of NRG and the value, results, operations and prospects of Xcel. Given that the consideration in the Proposed Transaction is shares of Xcel common stock, Xcel’s business, prospects and financial condition are material to the NRG minority stockholders, as Xcel itself admits in the Registration Statement. The Registration Statement fails, however, to provide sufficient information needed for the NRG minority shareholders to make an informed decision regarding the Exchange Offer.

         48.     For example, the Registration Statement contains very limited financial projections for NRG and Xcel. Although the Registration Statement contains a section entitled “Financial Forecasts,” that section merely contains limited information regarding 2002 and Xcel’s views on the challenges facing the independent power production industry in general and the debt levels of NRG in particular, without disclosing any multi-year projections and/or the underlying assumptions which would be used to generate such projections. To be truly meaningful to the NRG minority stockholders, who will be receiving stock of Xcel in the Tender Offer, multi-year projections for NRG and Xcel should be disclosed and the details regarding and the assumptions underlying such projections must be provided, and any differences in assumptions and methodologies expressly noted and explained.

         49.     Xcel no doubt has in its possession detailed stand-alone projections for both NRG and Xcel. Any projections relied upon or created by Xcel and/or NRG in connection with the Proposed Transaction are material to the NRG stockholders and, therefore, must be disclosed.

         50.     Moreover, the Registration Statement does not even disclose Xcel’s own bases for the Exchange Ratio or the valuation methodologies used by Xcel in determining the Exchange Ratio.

         51.     Xcel also creates the false image that NRG is in imminent danger unless

Xcel steps in and saves it through the Proposed Transaction. The Registration Statement creates a false sense of urgency for NRG shareholders by generating a misleading image of a company with serious debt problems and the risk of credit downgrading without Xcel’s intervention. NRG is no different than any other company in an industry that is very asset intensive. NRG’s debt is non-recourse and fully collateralized. NRG has no problem with access to capital markets and is in no imminent danger of downgrading. Xcel’s statements regarding NRG’s debt are rendered further misleading by the failure to disclose in the Registration Statement that additional financing is available to NRG through asset based lending which is the customary means of financing projects in the independent power producing sector of the market. Furthermore, Xcel’s heavy emphasis on debt rating is a red-herring because everyone in the industry is rated the same. Xcel is creating a false impression regarding NRG’s debt in an attempt to scare NRG’s shareholders into accepting the Proposed Transaction and tendering their shares to Xcel.

         52.     NRG is a growth company that has taken on debt due to its many recent acquisitions and funding commitments for new generation assets. The Registration Statement is misleading in that it highlights and exaggerates NRG’s high debt levels without qualifying these statements by the necessary corollary i.e. that such debt was built up as part of a massive growth strategy that will result in huge returns in the near future. Xcel is trying to have it both ways in the Registration Statement, in that it wants to highlight current debt levels built up during this growth phase without discussing the growth opportunities and future returns on NRG’s investments

         53.     A summary of the misrepresentations and omissions in the Registration Statement is as follows:

—falsely stating that the Proposed Transaction is “in the best interests of the stockholders of both NRG and Xcel Energy;

—failing to disclose that the premium implied by the Exchange Ratio is materially inadequate in comparison to comparable transactions;

—misrepresenting the value of the Exchange Ratio by touting its worth to NRG’s minority shareholders while failing to disclose that a contribution analysis reveals that NRG historically contributes nearly 40% of Xcel’s profits, while the Exchange Ratio values NRG at less than 22% of the combined entity;

—misrepresenting the value of NRG and the Exchange Ratio by failing to disclose that a contribution analysis based on market capitalization values the contributions of both companies to a combined company at 74% (Xcel) and 26% (NRG), whereas the Exchange Ratio values the companies at 78.2% (Xcel) and 21.8% (NRG);

—failing to disclose that an exchange ratio properly reflecting NRG’s contribution to a combined company would require a significant increase in the Exchange Ratio;

—failing to disclose the significant difference between the investment in NRG’s unregulated independent power producing business as compared to Xcel’s highly regulated public utility industry;

—failing to disclose all material information regarding the value, results, operations and prospects of NRG and Xcel;

—failing to disclose Xcel’s justification or grounds for the Exchange Ratio or the valuation methodologies used in determining the Exchange Ratio;

—failing to disclose Xcel’s assessment of whether the Proposed Transaction is fair and a reasonably detailed discussion regarding the bases for such assessment;

—falsely creating the image that NRG is in imminent danger of having its credit rating downgraded;

—failing to disclose that additional financing is available to NRG through asset based lending which is the customary means of financing projects in the independent power producing sector of the market;

—falsely stating that the reason for the timing of the Exchange Offer is a concern for the viability of NRG while failing to disclose that the real reason for the timing of the Exchange Offer is to take advantage of NRG’s stock price that has recently been significantly impaired due to recent trends in the industry and the bankruptcy of Enron, along with the revelations of accounting irregularities at other companies in the energy production industry which have disproportionately depressed the market price of all companies in the independent power producing sector of the market;

—failing to disclose information regarding the analyses and conclusions of Lehman

Brothers, Xcel’s financial advisor.

         54.     Xcel is the majority owner of NRG and is, therefore, well aware of the status of NRG’s expansion program and future business prospects. In making its inadequate offer to acquire the publicly owned stock of NRG, Xcel has tried to take advantage of the fact that the market price of NRG stock does not fully reflect the progress and inherent and future value of the Company.

         55.     The intrinsic value of the stock of NRG is materially in excess of the value produced by the Exchange Ratio, giving due consideration to the prospects for growth and profitability of NRG in light of its business, earnings and earnings power, present and future. The Exchange Ratio offers an inadequate premium to the public stockholders of NRG; and the Exchange Ratio is not the result of arm’s-length negotiations, but was fixed arbitrarily by Xcel to “cap” the market price of NRG stock, as part of its plan to obtain complete ownership of NRG’s assets and business at the lowest possible price.

         56.     Because Xcel is in possession of proprietary corporate information concerning NRG’s value and future financial prospects, the degree of knowledge and economic power between Xcel and the class members is unequal, making it inherently unfair for Xcel to obtain the remaining 26% of NRG’s shares at the unfair and inadequate consideration it has proposed with inadequate disclosure.

         57.     Because Xcel controls 74.3% of NRG and exercises 96.7% voting control of NRG, no auction or market check can be effected to establish NRG’s transactional worth, particularly in light of Xcel’s announced refusal to sell its interest in NRG. Thus, Xcel has the power and is exercising its power to acquire NRG’s minority shares and dictate terms which are in Xcel’s best interest, without competing bids and regardless of the wishes or best interests of Class members or the intrinsic value of NRG’s stock.

         58.     All the Individual Defendants are affiliated with or beholden to Xcel, Thus, they are incapable and/or unwilling to take the measures necessary to protect the interests of NRG’s minority shareholders.

         59.     Plaintiff’s and the Class will suffer irreparable harm unless Xcel, with the acquiescence of the Individual Defendants, is enjoined from breaching its fiduciary duties to the Class and from carrying out its plan to deprive the minority shareholders of their fair proportionate interest in NRG.

         60.     Plaintiffs and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

         WHEREFORE, plaintiffs demand judgment as follows:

         A.     declaring this to be a proper class action and designating plaintiffs as Class representatives;

         B.     enjoining, preliminarily and permanently, the Proposed Transaction;

         C.     to the extent, if any, that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding rescissory damages to the Class;

         D.     directing that defendants account to plaintiffs and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

         E.     awarding to plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

         F.     granting such other and further relief as the Court deems appropriate.

CHIMICLES & TIKELLIS, LLP

By: /s/

One Rodney Square P.O. Box 1035 Wilmington, Delaware 19899 (302) 656-2500

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

By: /s/ Joseph A. Rosenthal

Suite 1401, 919 North Market Street Post Office Box 1070 Wilmington, Delaware 19899 (302) 656-4433

Attorneys for Plaintiffs

OF COUNSEL:

FARUQI & FARUQI, LLP
320 East 39th Street
New York, New York 10016
(212) 983-9330

MILBERG WEISS BERSHAD HYNES
& LERACH, LLP
One Pennsylvania Plaza
New York, NY 10119
(212) 594-5300

SCHIFFRIN & BARROWAY, LLP
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706

Plaintiffs’ Co-Lead Counsel